Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations (416) 947-1212

AGNICO EAGLE ANNOUNCES INVESTMENT
IN RUPERT RESOURCES LTD.

Toronto (April 1, 2025) – Agnico Eagle Mines Limited (NYSE: AEM, TSX: AEM) (“Agnico Eagle”) announced today that it has acquired 2,602,500 common shares (“Common Shares”) of Rupert Resources Ltd. (“Rupert”) in a non-brokered private placement at a price of C$4.50 per Common Share for total consideration of C$11,711,250 (the “Private Placement”).

Concurrent with the closing of the Private Placement, Agnico Eagle exercised its right under an investor rights agreement dated February 11, 2020 between Agnico Eagle and Rupert to designate a nominee, Carol Plummer, to be appointed, or nominated for election to the board of directors of Rupert (the “Rupert Board”). Rupert has advised Agnico Eagle that it will nominate Ms. Plummer for election at Rupert’s upcoming annual general meeting and will include the required information in its proxy circular.

Ms. Plummer is Executive Vice-President, Sustainability, People and Culture at Agnico Eagle and possesses extensive experience in project evaluation, mine building and operations, particularly in Finland, where she was previously the general manager of Agnico Eagle’s Kittilä mine. Agnico Eagle believes that Ms. Plummer’s expertise will be a valuable asset to the Rupert Board as Rupert advances the Ikkari project and continues exploring the full potential of the property.

Prior to the Private Placement, Agnico Eagle owned 30,169,111 Common Shares, representing approximately 13.3% of the issued and outstanding Common Shares on a non-diluted basis. On closing of the Private Placement, Agnico Eagle owned 32,771,611 Common Shares, representing approximately 14.0% of the issued and outstanding Common Shares on a non-diluted basis.

Agnico Eagle acquired the Common Shares for investment purposes. Depending on market conditions and other factors, Agnico Eagle may, from time to time, acquire additional Common Shares or other securities of Rupert or dispose of some or all of the Common Shares or other securities of Rupert it owns at such time.

An early warning report will be filed by Agnico Eagle in accordance with applicable securities laws. To obtain a copy of the early warning report, please contact:

Agnico Eagle Mines Limited

c/o Investor Relations

145 King Street East, Suite 400

Toronto, Ontario M5C 2Y7

Telephone: 416-947-1212

Email: investor.relations@agnicoeagle.com

Agnico Eagle’s head office is located at 145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7. Rupert’s head office is located at 82 Richmond Street East, Suite 203, Toronto, Ontario M5C 1P1.

About Agnico Eagle

Agnico Eagle is a Canadian based and led senior gold mining company and the third largest gold producer in the world, producing precious metals from operations in Canada, Australia, Finland and Mexico, with a pipeline of high-quality exploration and development projects. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading sustainability practices. Agnico Eagle was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

Forward-Looking Statements

The information in this news release has been prepared as at April 1, 2025. Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws. These statements can be identified by the use of words such as “may”, “will” or similar terms.

Forward-looking statements in this news release include, without limitation, statements relating to the nomination of Carol Plummer as a director of Rupert, the inclusion of certain information regarding Carol Plummer in Rupert’s proxy circular and Agnico Eagle’s acquisition or disposition of securities of Rupert in the future.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Many factors, known and unknown, could cause actual results to be materially different from those expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Other than as required by law, Agnico Eagle does not intend, and does not assume any obligation, to update these forward-looking statements.

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